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Exhibit 20.1

Independent Auditors' Report

The Board of Directors
Key Production Company, Inc.:

        We have audited the accompanying consolidated balance sheets of Key Production Company Inc. and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Key Production Company, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in the summary of significant accounting policies to the financial statements, the Company changed its method of computing depletion in 2001 from the future gross revenue method to the units-of-production method.

        We also audited the adjustments which were applied to present the pro forma earnings and earnings per share for 2000 and 1999 that give pro forma effect to the retroactive application of the units-of-production method of accounting for depletion. In our opinion, such adjustments are appropriate and have been properly applied.

                      KPMG LLP

Denver, Colorado
March 6, 2002

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors of Key Production Company, Inc.:

        We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of Key Production Company, Inc. (a Delaware corporation) and subsidiaries for the year ended December 31, 1999, except for the pro forma amounts of net income and net income per basic and diluted share presented in the December 31, 1999 consolidated statement of operations that give pro forma effect to the retroactive application of the units-of-production method of accounting for depreciation, depletion and amortization. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Key Production Company, Inc. and subsidiaries for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                      ARTHUR ANDERSEN LLP

Denver, Colorado,
    February 24, 2000.

KEY PRODUCTION COMPANY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
	2001	2000	1999
	(In Thousands, Except Per Share Data)
Revenues:
Natural gas sales	$70,815	$53,656	$30,779
Oil sales	36,699	44,379	24,177
Plant product sales	1,143	1,333	842
Other	228	452	460

	108,885	99,820	56,258

Expenses:
Depreciation, depletion and amortization	39,612	35,204	28,672
Reduction to carrying value of oil and gas properties	45,140	—	—
Lease operating	16,823	10,756	8,391
Production taxes	6,872	3,735	3,183
General and administrative	4,579	3,324	2,550
Financing costs:
Interest expense	2,005	4,311	4,081
Capitalized interest	(1,148)	(1,712)	(1,397)
Interest income	(168)	(234)	(197)

	113,715	55,384	45,283

Income (loss) before income tax expense (benefit)	(4,830)	44,436	10,975
Provision (benefit) for income tax expense (benefit)	(1,213)	16,441	4,171

Income (loss) before cumulative effect of change in accounting method	(3,617)	27,995	6,804
Cumulative effect of change in accounting method, net of income tax benefit of $1,143,000	(1,825)	—	—

Net income (loss)	$(5,442)	$27,995	$6,804

Earnings (loss) per share:
Basic:
Income (loss) before cumulative effect of change in accounting method	$(0.26)	$2.32	$0.59
Cumulative effect of change in accounting method, net of income taxes	(0.13)	—	—

Net income (loss)	$(0.39)	$2.32	$0.59

Diluted:
Income (loss) before cumulative effect of change in accounting method	$(0.26)	$2.23	$0.56
Cumulative effect of change in accounting method, net of income taxes	(0.13)	—	—

Net income (loss)	$(0.39)	$2.23	$0.56

Pro forma amounts assuming the new method of depletion is applied retroactively:
Net income		$31,662	$10,444

Net income per common share:
Basic		$2.62	$0.91

Diluted		$2.52	$0.86

Weighted average common shares outstanding	13,974	12,075	11,537

Weighted average diluted shares outstanding	13,974	12,537	12,111

The accompanying Summary of Significant Accounting Policies
and Notes to Consolidated Financial Statements
are an integral part of these statements.

KEY PRODUCTION COMPANY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2001	2000	1999
	(In Thousands)
Cash Flows from Operating Activities:
Net income (loss)	$(5,442)	$27,995	$6,804
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	39,612	35,204	28,672
Reduction to carrying value of oil and gas properties	45,140	—	—
Cumulative effect of change in accounting method	2,968	—	—
Deferred income taxes	(2,849)	9,881	3,732
Common stock issued as compensation	137	181	236
Amortization of unearned compensation	160	—	—
Income tax benefit related to stock options exercised	429	4,783	—
Changes in operating assets and liabilities:
(Increase) decrease in receivables	11,671	(8,900)	(4,228)
Increase in prepaid expenses and other	(591)	(295)	(654)
Increase (decrease) in accounts payable and accrued expenses	(7,817)	2,166	1,443
Increase (decrease) in other liabilities	39	(103)	(545)

Net cash provided by operating activities	83,457	70,912	35,460

Cash Flows from Investing Activities:
Oil and gas exploration and development expenditures	(75,109)	(58,208)	(32,800)
Acquisition of oil and gas properties	(745)	(55)	(2,877)
Cash received in connection with acquisition	—	1,058	—
Cash costs of acquisition	—	(250)	—
Proceeds from sale of oil and gas properties	69	341	2,114
Other capital expenditures	(522)	(422)	(685)

Net cash used by investing activities	(76,307)	(57,536)	(34,248)

Cash Flows from Financing Activities:
Long-term borrowings	5,000	—	7,000
Payments on long-term debt	(15,000)	(18,200)	(7,000)
Payments to acquire treasury stock	(11)	(36)	(3)
Proceeds from issuance of common stock	1,118	5,519	158

Net cash provided (used) by financing activities	(8,893)	(12,717)	155

Net Increase (Decrease) in Cash and Cash Equivalents	(1,743)	659	1,367
Cash and Cash Equivalents at Beginning of Year	6,746	6,087	4,720

Cash and Cash Equivalents at End of Year	$5,003	$6,746	$6,087

The accompanying Summary of Significant Accounting Policies
and Notes to Consolidated Financial Statements
are an integral part of these statements.

KEY PRODUCTION COMPANY, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2001	2000
	(In Thousands, Except Share Data)
ASSETS
Current Assets:
Cash and cash equivalents	$5,003	$6,746
Receivables	13,357	25,028
Prepaid expenses and other	2,163	1,572

	20,523	33,346

Oil and Gas Properties, on the basis of full cost accounting:
Proved properties	390,794	307,882
Unproved properties and properties under development, not being amortized	11,961	21,284

	402,755	329,166
Less—accumulated depreciation, depletion and amortization	(207,139)	(120,337)

	195,616	208,829

Other Assets, net	1,529	1,979

	$217,668	$244,154

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$13,210	$16,963
Accrued exploration and development	2,478	4,726
Accrued lease operating expense and other	467	4,282
Current portion of long-term debt	4,857	—

	21,012	25,971

Long-Term Debt	29,143	44,000

Deferred Income Taxes	32,699	35,548

Other Liabilities	587	548

Commitments and Contingencies (Notes 6 and 7)
Stockholders' Equity:
Common stock, $.25 par value, 50,000,000 shares authorized; 14,041,269 and 14,223,775 shares issued, respectively	3,510	3,556
Paid-in capital	69,924	71,122
Unearned compensation	(278)	—
Retained earnings	61,071	66,513
Treasury stock at cost, 303,138 shares in 2000	—	(3,104)

	134,227	138,087

	$217,668	$244,154

The accompanying Summary of Significant Accounting Policies
and Notes to Consolidated Financial Statements
are an integral part of these statements.

KEY PRODUCTION COMPANY, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Shares of Common Stock Outstanding	Common Stock	Paid-in Capital	Unearned Compensation	Retained Earnings	Treasury Stock	Total Stockholders' Equity
	(In Thousands)
Balance, December 31, 1998	11,518	$2,945	$37,406	$—	$31,737	$(2,407)	$69,681
Net income	—	—	—	—	6,804	—	6,804
Common stock issued for option exercises	42	10	144	—	—	—	154
Common stock issued as compensation	27	—	7	—	(23)	252	236
Common stock reacquired	—	—	—	—		(2)	(2)

Balance, December 31, 1999	11,587	2,955	37,557	—	38,518	(2,157)	76,873
Net income	—	—	—	—	27,995	—	27,995
Common stock and stock options issued for Columbus acquisition	1,363	341	24,787	—	—	—	25,128
Common stock issued for option exercises	1,210	302	6,190	—	—	—	6,492
Income tax benefit from stock options exercised	—	—	4,783	—	—	—	4,783
Common stock issued as compensation	12	—	64	—	—	117	181
Common stock reacquired	(251)	(42)	(2,259)	—	—	(1,064)	(3,365)

Balance, December 31, 2000	13,921	3,556	71,122	—	66,513	(3,104)	138,087
Net loss	—	—	—	—	(5,442)	—	(5,442)
Common stock issued for option exercises	123	31	1,410	—	—	—	1,441
Income tax benefit from stock options exercised	—	—	429	—	—	—	429
Common stock issued as compensation	22	—	16	—	—	62	78
Common stock reacquired	(25)	(7)	(508)	—	—	(11)	(526)
Retirement of treasury stock	—	(70)	(2,819)	—	—	2,889	—
Unearned compensation related to restricted stock awards	—	—	274	(438)	—	164	—
Amortization of unearned compensation	—	—	—	160	—	—	160

Balance, December 31, 2001	14,041	$3,510	$69,924	$(278)	$61,071	$—	$134,227

The accompanying Summary of Significant Accounting Policies
and Notes to Consolidated Financial Statements
are an integral part of these statements.

KEY PRODUCTION COMPANY, INC.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Our Business

        We are an independent energy company engaged in the exploration, development, acquisition, and production of oil and gas in the continental United States. Our primary focus areas are the Anadarko Basin of Oklahoma, south Louisiana, the Mississippi Salt Basin, northern California, and the Rocky Mountain region.

Basis of Presentation

        We are presenting the accounts of Key Production Company, Inc. (Key) and its subsidiaries in the accompanying consolidated financial statements. All intercompany accounts and transactions were eliminated in consolidation.

Use of Estimates

        We rely on estimates and assumptions made by our management to prepare financial statements in conformity with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period and in the disclosures of commitments and contingencies. Actual results could differ from those estimates.

        The more significant areas requiring the use of management's estimates and judgments relate to estimates of oil and gas reserves used in calculating depletion, depreciation and amortization, estimates of future net revenues used in computing the ceiling test limitations and estimates of abandonment obligations used in such calculations. Estimates and judgments are also required in determining the impairments of undeveloped properties and the valuation of deferred tax assets.

Property and Equipment

        Our investment in oil and gas properties is accounted for using the full cost method. As prescribed by full cost accounting rules, all costs associated with property acquisition, exploration, and development activities are capitalized. Exploration and development costs include dry hole costs, geological and geophysical costs, direct overhead related to exploration and development activities and other costs incurred for the purpose of finding oil and gas reserves. Salaries and benefits paid to employees directly involved in the exploration and development of oil and gas properties as well as other internal costs that can be specifically identified with acquisition, exploration, and development activities are also capitalized.

        Effective January 1, 2001, we changed our method of amortizing capitalized costs from the future gross revenue method to the units-of-production method. Key believes that the newly adopted accounting principle is preferable in the circumstances because the units-of-production method results in a better matching of the costs of oil and gas production against the related revenue received in periods of volatile prices for production, as have been experienced in recent periods. Additionally, the units-of-production method is the predominant method used by full cost companies in the oil and gas industry, accordingly, the change improves the comparability of the Company's financial statements with its peer group.

        The cumulative effect of the change, calculated as of January 1, 2001, was to increase net loss by $1.8 million, net of income taxes of $1.1 million, or $0.13 per diluted share. The effect of the change was to increase net loss for the year ended December 31, 2001 by $7.8 million, $4.8 million net of income taxes, or $0.34 per diluted share.

        In accordance with full cost accounting rules, we are subject to a limitation on capitalized costs. The capitalized cost of oil and gas properties, net of accumulated DD&A may not exceed the estimated future net cash flows from proved oil and gas reserves discounted at 10 percent, plus the lower of cost or fair market value of unproved properties as adjusted for related tax effects (the "full cost ceiling test limitation"). If capitalized costs exceed this limit, the excess must be charged to expense.

        Based on oil and gas prices in effect on December 31, 2001, the unamortized cost of our oil and gas properties exceeded the ceiling from our proved oil and gas reserves and we incurred a charge to earnings of $45.1 million, or $27.8 million net of income taxes.

        The costs of certain unevaluated leasehold acreage and wells being drilled are not being amortized. On a quarterly basis, we assess costs not being amortized for possible impairments or reductions in value. If a reduction in value has occurred, the portion of the carrying cost in excess of the current value is included in the costs subject to amortization.

        Interest expense related to undeveloped properties is also capitalized. Interest capitalized was $1.1 million, $1.7 million, and $1.4 million in 2001, 2000, and 1999, respectively.

        Office furniture and equipment are recorded at cost and depreciated on a straight line basis over the estimated useful lives of the assets, which range from three to 10 years.

Revenue Recognition

        We use the sales method of accounting for natural gas revenues. Under this method, revenue recognition is based on actual volumes of gas sold to purchasers. The volumes of gas sold may differ from the volumes to which Key is entitled based on its interests in the properties. Differences between volumes sold and entitlement volumes create gas imbalances. These imbalances are reflected as adjustments to reported gas reserves and future cash flows in our supplemental oil and gas disclosures. Adjustments for gas imbalances reduced Key's proved gas reserves by approximately four percent as of December 31, 2001. Revenue is deferred and a liability recorded for those properties where the estimated remaining reserves will not be sufficient to enable the under-produced owners to recoup their entitled share through production. We recognize revenue from oil based on actual volumes sold to purchasers.

Net Income (Loss) Per Share

        We compute basic net income (loss) per share by dividing income (loss) attributable to common stock by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per common share reflects the potential dilution that could occur if potential common stock (stock options) are assumed to have been exercised. We use the treasury stock method to determine the number of shares converted. Calculations of net income (loss) per common share are disclosed in Note 9.

Cash and Cash Equivalents

        We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. These investments earned an average of 1.2 and 6.0 percent rates of interest at December 31, 2001 and 2000, respectively, with cost approximating market.

Financial Instruments

        Our financial investments consist of cash, trade receivables, trade payables and current and long-term debt. The carrying value of cash and cash equivalents, trade receivables, and trade payables are considered to be representative of their fair market value, due to the short maturity of these instruments. The carrying value of debt approximates fair value because the debt carries a variable interest rate which is reset periodically.

Income Taxes

        We utilize the asset and liability method to account for income taxes. A deferred tax liability or asset is determined based on the temporary differences between the financial reporting basis and tax basis of assets and liabilities as measured by the enacted tax rates. A valuation allowance is established for any portion of a deferred tax asset for which it is more likely than not that a tax benefit will not be realized.

General and Administrative Expense

        General and administrative expenses are reported net of amounts billed to the working interest owners of Key-operated oil and gas properties, and net of amounts capitalized pursuant to full cost accounting rules. We capitalized costs of $6.4, $5.0, and $4.6 million in 2001, 2000, and 1999, respectively.

Derivatives and Related Activities

        We have never used derivative arrangements or other financial instruments to mitigate changes in market-based commodity prices or interest rates. As a result, adoption of Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, effective January 1, 2001, had no impact on our financial statements.

Comprehensive Income

        There is no difference between our net income and comprehensive income. Therefore, we are not including a comprehensive income disclosure that would be required by SFAS No. 130, Reporting Comprehensive Income.

Reclassification

        We reclassified some prior year amounts to conform to the current year presentation.

Recent Accounting Pronouncements

        In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The adoption of this standard did not impact our current consolidated financial statements.

        In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, which is effective January 1, 2002. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. The adoption of this standard will not have an impact on our financial position and results of operations.

        In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Management is currently assessing the impact of this statement on our financial position and results of operations.

        In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 establishes one accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. We do not believe that adoption of SFAS No. 144 will have an impact on our financial position or results of operations.

KEY PRODUCTION COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    ACQUISITION OF COLUMBUS ENERGY CORP.

        On December 29, 2000, we consummated a merger with Columbus Energy Corp. (Columbus). In this transaction we acquired all the outstanding common stock of Columbus in a tax-free reorganization pursuant to which Columbus became a wholly-owned subsidiary of Key. Each outstanding share of Columbus common stock was converted into 0.355 shares of Key common stock. The acquisition has been accounted for by the purchase method and, accordingly, Columbus' results of operations have been included in our consolidated statement of income from the closing date of the acquisition. Our consolidated balance sheets dated December 31, 2001 and 2000, include the assets and liabilities, as well as the adjustments required to record the acquisition in accordance with purchase accounting.

        The following unaudited pro forma financial information presents the combined result of Key and Columbus, and was prepared as if the acquisition had occurred at the beginning of 1999. The pro forma data presented is based on numerous assumptions and is not necessarily indicative of future results of operations.

	For the Year Ended December 31,
	2000	1999
	(In Thousands, Except Per Share Amounts)
Revenues	$115,028	$66,272
Net income	$30,300	$6,206
Basic earnings per share	$2.25	$0.48
Diluted earnings per share	$2.18	$0.46

2.    LONG-TERM DEBT

        In November of 1999, we signed a long-term credit agreement with a group of banks led by Banc of America Securities LLC. The agreement provides for a maximum loan amount of $150 million, limited to a borrowing base. Our borrowing base was $110 million at the end of 2001. The lenders may periodically re-determine the borrowing base depending upon the value of our oil and gas properties. If the re-determined borrowing base falls below the outstanding loan amount, the banks may request repayment of the excess amount. We may voluntarily select a borrowing base, less than the maximum value our properties would allow, to reduce fees for unused borrowing base capacity. At December 31, 2001, we had $34 million outstanding and $76 million unused and available on the credit facility.

        The agreement has a maturity date of January 1, 2006, including a revolving period that ends on July 1, 2002. If not amended before then, the outstanding loan amount converts to a term loan and we must commence quarterly principal payments. As such, we have classified a portion of the loan as current at December 31, 2001.

        At our option, interest on amounts borrowed is calculated based on London Interbank Offered Rates (LIBOR) or the Base Rate. Base Rate means the higher of the Federal Funds rate plus 0.5 percent or the prime rate. The interest rate we pay is also based on the facility usage ratio (the quotient obtained by dividing the outstanding loan amount by the borrowing base). Pursuant to the terms of the loan agreement, the margin on the interest rate for LIBOR-based loans could range from 1.00-1.75 percent per annum. Similarly, the margin on Base Rate borrowings could range from 0.00-0.50 percent per annum.

        The average interest rate on the outstanding debt at the end of 2001 was 2.92 percent. The loan agreement also provides for a 0.30-0.40 percent commitment fee (also based on the facility usage ratio)

on the average unused portion of the borrowing base in return for the banks' commitment to maintain the availability of those funds.

        We secured this debt with oil and gas assets owned by Key and our subsidiaries. We are also subject to customary covenants and restrictions including limitations on additional borrowings, and minimum working capital, and net worth maintenance requirements. We were in compliance with the covenants of the agreement as of December 31, 2001.

        Aggregate maturities of long-term debt outstanding at December 31, 2001 are as follows:

(In Thousands)
2002	$4,857
2003	9,714
2004	9,714
2005	9,715

$34,000

3.    INCOME TAXES

        Deferred tax assets and liabilities are comprised of the following components at December 31, 2001 and 2000:

	2001	2000
	(In Thousands)
Long-term deferred tax assets:
Net operating loss carryforwards	$298	$1,095
Percentage depletion carryforwards	971	1,991
AMT credit carryforward	1,300	1,290
Other	359	269

	2,928	4,645
Valuation allowance	—	(343)

	2,928	4,302
Long-term deferred tax liabilities:
Depreciation, depletion, and amortization	(35,627)	(39,850)

Net deferred income tax liability	$(32,699)	$(35,548)

        We had net tax operating loss carryforwards of approximately $851,000 at December 31, 2001, which expire in the years 2008 through 2019. These net operating losses (NOLs), acquired as part of the Columbus acquisition, are subject to annual limitations. We believe all NOLs will be utilized before they expire.

        Income tax expense consisted of the following:

	For the Year Ended December 31
	2001	2000	1999
	(In Thousands)
Current taxes:
Federal	$199	$971	$—
State	294	85	78

	493	1,056	78
Deferred federal and state taxes	(1,706)	15,385	4,093

Total tax provision (benefit) on income (loss)	$(1,213)	$16,441	$4,171

        A reconciliation of the statutory income tax rate to the effective rate is as follows:

	2001	2000	1999
Statutory income tax rate	(35.0)%	35.0%	34.0%
State income taxes, net of federal benefit	6.5	4.0	4.0
Adjustment to prior year tax return	10.4	—	—
Change in valuation allowance	(7.0)	—	—
Other	—	(2.0)	—

	(25.1)%	37.0%	38.0%

4.    NON-CASH INVESTING AND FINANCING ACTIVITIES

Supplemental Disclosure of Cash Flow Information

	For the Year Ended December 31,
	2001	2000	1999
	(In Thousands)
Cash paid during the year for:
Interest (net of amounts capitalized)	$907	$2,547	$2,703
Income taxes (net of refunds received)	$4,386	$221	$78

Noncash Transactions

        Also in 2001 and 2000, officers and directors of Key and former Columbus employees exercised 123,073 and 1,210,166 non-qualified stock options, respectively. In connection with these transactions, we received total proceeds of $1.4 million and $6.5 million, respectively. Approximately $1.1 million and $5.5 million, respectively, of the proceeds was cash and the balance of the proceeds was noncash. The noncash portion was in the form of mature (held longer than six months) Key common stock, which was recorded as treasury stock at its market value of $0.3 and $1.0 million, respectively. In connection with the exercise of these stock options, we issued 108,768 and 1,040,966 shares of stock after withholding 14,305 and 169,200 shares valued at $0.3 and $2.3 million, respectively, to cover the tax withholding obligations. The shares withheld are reflected in common stock reacquired and do not have an impact on cash flows from financing activities.

5.    STOCK OPTIONS

        The Key Production Company, Inc. 2001 Equity Incentive Plan reserves 1,000,000 shares of common stock for issuance to employees of Key and consultants of Key. No options have been granted under this plan.

        The Key Production Company, Inc. 1992 Stock Option Plan reserves 2,000,000 shares of common stock for issuance to the Company's officers and employees. A total of 689,667 options were outstanding at December 31, 2001. The options expire at various dates through 2010 and are at prices ranging from $9.69 to $13.31 per share.

        The Key Production Company, Inc. Stock Option Plan for Non-Employee Directors reserves 360,000 shares of common stock for issuance to the Company's non-employee directors. There were 139,167 options outstanding at December 31, 2001. These options were granted at exercise prices ranging from $2.88 to $18.77 and expire at various dates through 2008.

        Our chief executive officer exercised options to purchase 500,000 shares in May of 2000. These options were granted in 1992 in accordance with the terms of his employment agreement at an exercise price of $3.00.

        In connection with the Columbus merger, we reserved 214,000 shares of common stock for issuance to former Columbus stock option holders. Each option that was outstanding immediately prior to the merger was converted into a fully vested option to purchase 0.355 shares of Key common stock for each Columbus share covered by the option. We issued 179,011 options to purchase Key common stock, of which 34,073 were exercised and the remainder expired at the end of 2001.

        All options granted had an exercise price equal to or above the market price on the date of grant. Subject to accelerated vesting under certain circumstances such as death of the employee or change in control of the Company, one-third of the options vest in each of the three years following the date of grant.

        The following table summarizes the changes in stock options for the year, the number of common shares available for grant and the number of outstanding options vested at year end.

	2001
	Number of Options	Weighted- Average Exercise Price
Outstanding at beginning of year	1,051,845	$11.86
Granted	45,000	$18.77
Exercised	(123,073)	$11.58
Forfeited	(144,938)	$19.01

Outstanding at end of year	828,834	$10.99

Exercisable at end of year	537,167	$10.37

Available for grant at end of year	1,891,438

	2000
	Number of Options	Weighted- Average Exercise Price
Outstanding at beginning of year	1,958,000	$7.11
Granted	125,000	$13.31
Exercised	(1,210,166)	$5.36
Issued in Columbus merger	179,011	$18.69

Outstanding at end of year	1,051,845	$11.86

Exercisable at end of year	586,845	$12.75

Available for grant at end of year	791,500

	1999
	Number of Options	Weighted- Average Exercise Price
Outstanding at beginning of year	1,540,000	$6.30
Granted	490,000	$9.69
Exercised	(42,000)	$3.76
Forfeited	(30,000)	$11.38

Outstanding at end of year	1,958,000	$7.11

Exercisable at end of year	1,269,666	$5.45

Available for grant at end of year	702,500

        The following table summarizes information about the stock options outstanding at December 31, 2001.

			Options Outstanding		Options Exercisable
Year Granted	Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
1992	$2.88	45,000	1.0 years	$2.88	45,000	$2.88
1997	$11.38	272,500	5.8 years	$11.38	272,500	$11.38
1998	$12.00	26,667	6.4 years	$12.00	26,667	$12.00
1999	$9.69	314,667	7.7 years	$9.69	151,333	$9.69
2000	$13.31	125,000	8.4 years	$13.31	41,667	$13.31
2001	$18.77	45,000	9.3 years	$18.77	—	$—

		828,834	6.9 years	$10.99	537,167	$10.37

        SFAS No. 123, Accounting for Stock-Based Compensation, establishes a fair value method of accounting for stock-based compensation plans either through recognition or disclosure. SFAS No. 123 allows the continued measurement of compensation cost for such plans using the intrinsic value based method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), provided that pro forma results of operations are disclosed for those options granted. We account for our stock-based compensation plans under APB No. 25, and related interpretations, under which no compensation cost has been recognized for the Stock Option Plans. If compensation costs had been determined in accordance with SFAS No. 123, our net income (loss) and net income (loss) per common share would approximate the following pro forma amounts.

	For the Year Ended December 31,
	2001	2000	1999
	(In Thousands, Except Per Share Amounts)
Net income (loss):
As reported	$(5,442)	$27,995	$6,804

Pro forma	$(6,500)	$27,327	$6,025

Net income (loss) per common share:
Basic:
As reported	$(0.39)	$2.32	$0.59

Pro forma	$(0.47)	$2.26	$0.52

Diluted:
As reported	$(0.39)	$2.23	$0.56

Pro forma	$(0.47)	$2.18	$0.50

Assumptions used:
Risk-free interest rate	4.7%	6.5%	6.3%
Expected weighted average lives	5 years	5 years	5 years
Expected volatility	56%	47%	47%

        For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the options' vesting period. The weighted-average fair value of each option granted is estimated on the date of grant using the Black Scholes option pricing model with the above assumptions for risk-free interest rate, expected weighted-average lives, expected volatility, and no expected dividends.

6.    EMPLOYEE BENEFIT PLANS

        Retirement Plan—We provide a 401(k) retirement/savings plan for all employees. Participants may contribute up to 10 percent of their compensation, and we match contributions up to 4 percent of their compensation. Our contribution is made in the form of Key common stock. Employees vest in the Company's contribution at the rate of 25 percent per year. Total expenses for our matching contribution were $0.3, $0.2, and $0.2 million in 2001, 2000, and 1999, respectively.

        Deferred Compensation Plan—Effective December 1, 1993, the Company established the Key Production Company, Inc. Deferred Compensation Plan. This plan is intended to provide a mechanism whereby certain management employees of the Company may defer compensation. The Company intends for this plan to provide the eligible employees with the opportunity to defer compensation in cases where deferrals under the 401(k) plan may be limited by applicable provisions of the Internal Revenue Code of 1986, as amended.

        Income Continuance Plan—Effective June 1, 1994, the Company established the Key Production Company, Inc. Income Continuance Plan. The plan provides for the continuation of salary and benefits for certain employees in the event of a change in control of the Company. Participation in the plan is open to officers and other employees meeting age, years of service and special skills criteria. The benefit provides for up to twenty-four months of salary and benefits as determined by the employee's age and years of service.

        The administrative, compliance and legal costs associated with administering these plans are paid by Key. Such expenses were not significant in 2001, 2000, or 1999.

7.    COMMITMENTS AND CONTINGENCIES

        Lease Commitments—We have lease commitments for office space with varying expiration dates through 2007. Rental expense was approximately $0.4 million in each of the years 2001, 2000, and 1999.

        As of December 31, 2001, minimum rental commitments under these leases are payable in the following years (in thousands):

2002	$733
2003	615
2004	618
2005	630
2006	630
Thereafter	630

$3,856

        Drilling Commitments—We have drilling commitments of $1.8 million on oil and gas wells approved for drilling or in the process of being drilled at December 31, 2001.

        Litigation—We are involved in litigation claims and are subject to governmental and regulatory controls arising in the ordinary course of business. It is the opinion of our management that all claims and litigation involving the Company are not likely to have a material adverse effect on our financial position, results of operations or cash flows.

        Environmental—We are not aware of any environmental claims existing as of December 31, 2001, which would have a material impact upon the Company's financial condition, results of operations, or cash flows.

8.    CONCENTRATION OF CREDIT RISK

        Most of our accounts receivable balances are uncollateralized and result from transactions with other companies in the oil and gas industry. This concentration of customers may impact our overall credit risk because our customers may be similarly affected by changes in economic or other conditions within the industry.

        Each of the following major customers made payments representing 10 percent or more of our net share of oil and gas sales receipts:

	For the Year Ended December 31,
Purchaser
	2001	2000	1999
Enogex Services Corporation (formerly Transok, LLC)	25%	17%	18%
Duke Energy Field Services	21%	—	—
EOTT Energy Corp	15%	14%	—
Plains All American (formerly Scurlock Permian Corporation)	14%	13%	16%
Tosco Refining & Marketing	—	—	10%

9.    EARNINGS PER SHARE

        A reconciliation of the components of basic and diluted net income (loss) per common share for the years ended December 31, 2001, 2000, and 1999 is presented in the table below:

	2001
	Income	Shares	Per share
Basic:
Loss available to common stockholders	$(5,442)	13,974	$(0.39)

Effect of dilutive securities—Stock options	—	—

Diluted:
Loss available to common stockholders, including assumed conversions	$(5,442)	13,974	$(0.39)

	2000
	Income	Shares	Per share
Basic:
Income available to common stockholders	$27,995	12,075	$2.32

Effect of dilutive securities—Stock options	—	462

Diluted:
Income available to common stockholders, including assumed conversions	$27,995	12,537	$2.23

	1999
	Income	Shares	Per share
Basic:
Income available to common stockholders	$6,804	11,537	$0.59

Effect of dilutive securities—Stock options	—	574

Diluted:
Income available to common stockholders, including assumed conversions	$6,804	12,111	$0.56

        In 2001, potential common stock of 336,000 shares related to outstanding options were not included in the calculation of diluted earnings per share because they were considered antidilutive.

10.  SUBSEQUENT EVENT

        On February 23, 2002, Key, Helmerich & Payne, Inc., a Delaware corporation (H&P), Helmerich & Payne Exploration and Production Co., a Delaware corporation and a wholly owned subsidiary of H&P, which, after the Merger will be named Cimarex Energy Co. (Cimarex) and a wholly owned subsidiary of Cimarex (Merger Sub), entered into an Agreement and Plan of Merger (Merger Agreement). Under the Merger Agreement and other related transaction documents: (i) H&P will transfer to Cimarex certain assets primarily related to the oil and gas exploration, production, marketing and sales operations of H&P, (ii) Cimarex will assume certain liabilities of H&P and (iii) H&P will distribute to its shareholders approximately 0.53 shares of Cimarex common stock for each share of H&P common stock (Spin-off). Immediately thereafter, Merger Sub will be merged with and into Key, with Key as the surviving corporation (Merger).

        In connection with the Merger, the stockholders of Key will receive one share of Cimarex common stock for each share of Key common stock they own immediately prior to the Merger, as set forth in the Merger Agreement. Upon completion of the transaction, holders of H&P common stock will own 65.25 percent and Key shareholders will own 34.75 percent of the common stock of Cimarex, in each case on a fully diluted basis.

        The Merger Agreement has been approved by the respective Boards of Directors of Key and H&P. The Spin-off is subject to, among other things, receipt of a ruling from the Internal Revenue Service to the effect that the Spin-off is tax-free. The Merger is subject to, among other things, the completion of the Spin-off, the approval of the stockholders of Key, and the receipt of opinions of counsel of each of Key and H&P to the effect that the Merger is tax-free. It is currently anticipated that the Merger will occur in the third calendar quarter of 2002.

KEY PRODUCTION COMPANY, INC.

SUPPLEMENTAL OIL AND GAS DISCLOSURES

        Oil and Gas Operations—The following tables contain direct revenue and cost information relating to our oil and gas exploration and production activities for the periods indicated. We have no long-term supply or purchase agreements with governments or authorities in which we act as producer. Income taxes related to our oil and gas operations are computed using the statutory tax rate for the period.

	For the Year Ended December 31
	2001	2000	1999
	(In Thousands, Except Percentages)
Oil and gas revenues from production	$108,657	$99,368	$55,798

Operating costs:
Depletion	38,694	34,347	28,238
Reduction to carrying value of oil and gas properties	45,140	—	—
Lease operating	16,823	10,756	8,391
Production taxes	6,872	3,735	3,183
Income taxes	434	18,696	6,075

	107,963	67,534	45,887

Results of operations from oil and gas producing activities	$694	$31,834	$9,911

Amortization rate as a percentage of revenues	35.6%	34.6%	50.6%

Amortization rate per Mcf	$1.49	$1.49	$1.27

        Capitalized Costs Incurred—The following table sets forth the capitalized costs incurred in our oil and gas production, exploration, and development activities.

	For the Year Ended December 31
	2001	2000	1999
	(In Thousands)
Costs incurred during the year:
Acquisition of properties
Proved	$796	$27,571	$1,986
Unproved	7,331	1,488	891
Exploration	19,204	20,636	15,977
Development	46,327	38,423	15,602

Oil and gas expenditures	73,658	88,118	34,456
Property sales	(69)	(341)	(2,114)

	$73,589	$87,777	$32,342

        Costs Not Being Amortized—The following table summarizes oil and gas property costs not being amortized at December 31, 2001, by year that the costs were incurred:

2001	$6,674
2000	2,308
1999	700
1998 and prior	2,279

$11,961

        We expect the majority of these costs to be evaluated, and to become subject to amortization within the next three years.

        Oil and Gas Reserve Information (Unaudited)—Proved oil and gas reserve quantities are based on estimates prepared by Key's engineers, in accordance with guidelines established by the Securities and Exchange Commission (SEC), and were audited by Ryder Scott Company, L.P., independent petroleum engineers. Reserve estimates are based on economic and operating conditions existing at December 31 of each year presented.

        There are numerous uncertainties inherent in estimating quantities of proved reserves, projecting future rates of production and the timing of development expenditures. The following reserve data represents estimates only and should not be construed as being exact. All of our reserves are located in the continental or offshore United States.

	Gas in Million Cubic Feet			Oil in Thousands of Barrels
	2001	2000	1999	2001	2000	1999
Total proved reserves—
Developed and undeveloped Beginning of year	98,214	79,351	82,956	9,276	9,220	7,022
Revisions of previous estimates	(6,397)	3,822	(1,951)	281	(205)	1,740
Extensions and discoveries	16,841	19,488	10,849	1,132	1,011	1,575
Purchases of reserves	131	9,408	1,567	63	784	258
Production	(16,775)	(13,855)	(14,070)	(1,537)	(1,534)	(1,375)
Sales of properties	(36)	—	—	—	—	—

End of year	91,978	98,214	79,351	9,215	9,276	9,220

Proved developed reserves—
Beginning of year	97,564	77,048	82,337	9,268	8,916	7,012
End of year	91,441	97,564	77,048	9,176	9,268	8,916
Year-end price used in calculation of future net cash flows	$2.59	$10.45	$2.16	$17.30	$24.17	$23.68

        Standardized Measure Of Future Net Cash Flows (Unaudited)—Future cash flows are based on year-end prices except in those instances where the sale of gas is covered by contract terms providing for determinable escalations. Operating costs, production and ad valorem taxes, and future development costs are based on current costs with no escalation.

        The following table presents information concerning future net cash flows from the production of oil and gas reserves, net of income tax expense. Income tax expense has been computed using expected future tax rates and giving effect to permanent differences and credits, which, under current laws, relate to oil and gas producing activities. This information does not purport to present the fair market value of Key's oil and gas assets, but does present a standardized disclosure about estimated future net cash flows that will result under the assumptions used.

        Discounted Future Net Cash Flows and Changes Relating to Proved Reserves at December 31,

	2001	2000	1999
	(In Thousands)
Cash inflows	$412,154	$1,260,864	$403,480
Production costs	(129,263)	(231,130)	(116,487)
Development costs	(4,887)	(5,755)	(7,005)
Income tax expense	(58,203)	(310,432)	(61,117)

Net cash flows	219,801	713,547	218,871
10% annual discount rate	(72,736)	(258,616)	(71,896)

Standardized measure of discounted future net cash flows	$147,065	$454,931	$146,975

Discounted future net cash flows before income taxes	$182,881	$638,439	$185,204

        The following are the principal sources of change in the standardized measure of discounted future net cash flows:

	For the Year Ended December 31,
	2001	2000	1999
	(In Thousands)
Sales, net of production costs	$(84,962)	$(84,877)	$(44,224)
Net change in prices and production costs	(441,155)	339,123	53,947
Extensions, discoveries, and improved recovery, net of related costs	37,706	151,512	38,721
Change in future development costs	2,346	4,563	1,187
Revision of quantities	(3,632)	11,121	11,876
Accretion of discount	63,844	18,520	11,842
Change in income taxes	147,693	(145,279)	(24,033)
Purchases of reserves in place	468	57,618	5,547
Sales of properties	(139)	—	—
Change in production rates and other	(30,035)	(44,345)	(12,110)

	$(307,866)	$307,956	$42,753

        Impact of Pricing (Unaudited)—The estimates of cash flows and reserve quantities shown above are based on year-end oil and gas prices, except in those cases where future gas sales are covered by contracts at specified prices. Fluctuations are largely due to the seasonal pricing nature of natural gas, supply perceptions for natural gas and significant worldwide volatility in oil prices.

        Under SEC rules, companies that follow full cost accounting methods are required to make quarterly "ceiling test" calculations. Under this test, capitalized costs of oil and gas properties, net of accumulated DD&A, and deferred income taxes, may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10 percent, plus the lower of cost or fair market value of unproved properties, as adjusted for related tax effects and deferred tax revenues. We calculate the projected income tax effect using the "year-by-year" method for purposes of the supplemental oil and gas disclosures and use the "short-cut" method for the "ceiling test" calculation. Application of these rules during periods of relatively low oil and gas prices, even if of short-term duration, may result in write-downs. A ceiling test write-down is a non-cash charge to earnings. A write-down may not be reversed in future periods, even if higher oil and gas prices subsequently increase the full cost ceiling limitation.

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  Exhibit 20.1
Independent Auditors' Report
REPORT OF INDEPENDENT AUDITORS
KEY PRODUCTION COMPANY, INC. CONSOLIDATED STATEMENTS OF OPERATIONS
KEY PRODUCTION COMPANY, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
KEY PRODUCTION COMPANY, INC. CONSOLIDATED BALANCE SHEETS
KEY PRODUCTION COMPANY, INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
KEY PRODUCTION COMPANY, INC. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
KEY PRODUCTION COMPANY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KEY PRODUCTION COMPANY, INC. SUPPLEMENTAL OIL AND GAS DISCLOSURES